As filed with the Securities and Exchange Commission on August 14, 1996
                                                    Registration No. 33-333-2057

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ----------------------


                       PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                       ALEXANDER & ALEXANDER SERVICES INC.
             (Exact name of registrant as specified in its charter)

                           ------------------------

           MARYLAND                                 52-0969822
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4500
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                            ALBERT A. SKWIERTZ, ESQ.
                    SENIOR VICE PRESIDENT & GENERAL COUNSEL
                       ALEXANDER & ALEXANDER SERVICES INC.
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 444-4532
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
          From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                (SUBJECT TO COMPLETION) ISSUED ___________, 1996


PROSPECTUS

                       ALEXANDER & ALEXANDER SERVICES INC.

                     COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES, AND
                    WARRANTS TO PURCHASE COMMON STOCK AND DEBT SECURITIES




Alexander & Alexander Services Inc. (the "Company") may offer to sell from time to time under this prospectus, together or separately (i) shares of its common stock, $1.00 par value (the "Common Stock"), together with preferred share purchase rights (the "Rights"), (ii) shares of its preferred stock, $1.00 par value (the "Preferred Stock"), (iii) its unsecured debt securities (the "Debt Securities"), which may be either senior (the "Senior Debt Securities") or subordinated (the "Subordinated Debt Securities"), (iv) warrants to purchase Common Stock (the "Common Warrants"), and (v) warrants to purchase Debt Securities (the "Debt Warrants") (the Common Warrants and the Debt Warrants, collectively, "the Warrants"), all on terms to be determined at the time of offering. The Preferred Stock and the Debt Securities may be convertible into or exchangeable for Common Stock or other securities as herein described. The Common Stock, Preferred Stock, Debt Securities and Warrants, or any combination thereof, proposed to be sold pursuant to this prospectus and the accompanying prospectus supplement are referred to as the "Offered Securities", and the Offered Securities, together with any Common Stock and Debt Securities issuable upon exercise of the Warrants or exchange of other securities, are referred to as the "Securities". The Securities offered pursuant to this prospectus may be issued in one or more series or issuances and will be limited to an aggregate initial offering price of up to $250,000,000 (or the equivalent thereof if any of the Securities are denominated in a currency ("Currency") other than U.S. dollars). FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH THE PURCHASE OF THE SECURITIES, SEE "RISK FACTORS" ON PAGES 6 THROUGH 10.


The prospectus supplement accompanying this prospectus sets forth, with respect to each series or issue of Securities for which this prospectus and the prospectus supplement are being delivered: (i) the terms of any Preferred Stock offered, including the specific designations and dividend, redemption, liquidation, voting and other rights not described in this prospectus and any terms for the conversion or exchange thereof; (ii) the terms of any Debt Securities offered, including where applicable, their title, ranking, aggregate principal amount, maturity, rate of any interest (or manner of calculation) and time of payment thereof, any redemption or repayment terms, the Currency or Currencies in which such Debt Securities will be denominated or payable, any index, formula or other method pursuant to which principal, premium, if any, or interest, if any, may be determined, any terms for the conversion or exchange thereof and the form of such Debt Securities (which may be registered, bearer or global form);

(iii) the terms of any Warrants offered, including where applicable, the exercise price, detachability, expiration date and other terms and (iv) any initial offering price, the purchase price and net proceeds to the Company and other specific terms related to the offering of such Securities.

The Company may sell the Offered Securities to or through underwriters, dealers or agents, and also may sell the Offered Securities directly to other purchasers, or through a combination of such methods. See "Plan of Distribution". No Offered Securities may be sold without delivery of a prospectus supplement describing such Offered Securities and the method and terms of offering thereof. The prospectus supplement will contain information concerning certain U.S. federal income tax considerations, if applicable, to the Offered Securities.

The Company's Common Stock is listed on the New York Stock Exchange under the trading symbol "AAL" and on the London Stock Exchange Limited under the trading symbol "ALXA". The Company's Rights are listed on the New York Stock Exchange. Any Common Stock and accompanying Rights sold pursuant to a prospectus supplement will be listed on such exchanges, subject to an official notice of issuance.

Unless otherwise specified in a prospectus supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                       The date of this prospectus is __________, 1996.

FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS, AGENTS OR DEALERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY AND ITS SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              AVAILABLE INFORMATION


The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a registration statement, of which this prospectus is a part, (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement. Certain portions of the Registration Statement have been omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement, instrument or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement, instrument or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

The Registration Statement and the reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission. Such reports, Registration Statement and exhibits and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


The following documents filed by the Company with the Commission (File No. 1-8282) are hereby incorporated by reference in this prospectus: (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1995; (2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (3) Current Report on Form 8-K filed with the Commission on July 16, 1996; (4) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; and (5) The description of the Company's Common Stock and the Rights associated with the Common Stock filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purposes of updating those descriptions contained in its registration statements on Form 8-A, including any subsequent amendments or reports filed for the purpose of updating such description.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the Securities covered by this prospectus shall be deemed to be incorporated herein by reference into this prospectus and to be a part hereof from their respective dates of filing. Any statement contained in this prospectus or in a document incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS THAT HAVE BEEN INCORPORATED BY REFERENCE (OTHER THAN ANY EXHIBITS THERETO). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO ALEXANDER & ALEXANDER SERVICES INC. AT 10461 MILL RUN CIRCLE, OWINGS MILLS, MARYLAND 21117, ATTENTION: ALICE L.
RUSSELL, CORPORATE SECRETARY.

                                  RISK FACTORS

Prospective purchasers should consider carefully all information set forth or incorporated by reference in this prospectus in analyzing this offering and, in particular, prospective purchasers should consider the following risk factors:

PROSPECTS FOR REVENUE STABILITY AND GROWTH. As a result of its restructuring efforts the Company has made substantial progress since mid-1994 stabilizing its operations, rebuilding its balance sheet, and improving its cost structure. Operating initiatives will continue through 1996 as the Company plans, among other things, to make investments in its operating systems and training programs and to pursue additional internal consolidation and cost savings. Such actions may impact the Company's operating profits during 1996 and may impact quarterly and annual results until the benefits of such efforts have been fully realized by the Company's operations. The Company will also continue to focus on revenue growth. The Company's revenues are generally derived from commissions and fees. Insurance broking commissions and fee growth continue to be constrained, particularly in the U.S., due to soft pricing and excess market capacity and the resultant intense competition among insurance carriers and brokers for market share. These market conditions are becoming increasingly evident in the U.K., Continental Europe and in other parts of the world. During 1996, soft market conditions are expected to continue in most liability coverages. The Company anticipates modest broking revenue growth for its insurance broking operations and moderate revenue growth in its human resource management consulting operations attributable principally to the Company's acquisition activity. In addition to commissions and fees, the Company derives revenues from investment income earned on fiduciary funds. Despite a rise in worldwide interest rates in 1995, the trend in recent years has been downward. There is also pressure from insurance companies to shorten the time that fiduciary funds are held prior to remittance to carriers. Investment income earned on fiduciary funds during 1996 is anticipated to remain near 1995 levels. The Company's 1996 revenue growth projections may be adversely affected by lower than estimated renewal and client retention rates, market and industry conditions, operating margins, and interest rates. In addition, the Company's future revenue growth will depend increasingly on the development of new products and services, new business generation and selective acquisitions, such as the October 1995 purchase of most of the U.S. insurance broking and consulting operations of Jardine Insurance Brokers Inc. Efforts will continue during 1996 to identify other areas of additional expense reductions. Future earnings growth will depend both on revenue expansion and further cost reduction. There is no guarantee that the Company can maintain its current level of earnings without revenue growth.

POTENTIAL ACQUISITIONS. The Company will continue to explore geographical market expansion and further industry specialization as well as consider possible niche and substantial strategic acquisitions relating to its core business and other opportunities within the financial services industry. As part of its review of opportunities, the Company has evaluated and is evaluating such opportunities and prospects and will continue to do so. The Company cannot predict if any transaction will be consummated, nor the terms or form of consideration required. Nor can the Company predict, if any such transaction is consummated, what the financial benefit, if any, will be to the Company or if the transaction can be successfully integrated into the Company.

ADDITIONAL FINANCING. The Company believes that cash flow from operations, along with current cash balances, will be sufficient to fund working capital as well as other obligations on a timely basis. Should the Company expand its operations through acquisitions, mergers or other combinations, however, additional financing may be required. No assurance can be given that such additional financing, if required, will be available to the Company on reasonable terms.

PRICING AND SEASONALITY. The Company's revenues can be affected by pricing and seasonality. The Company's insurance broking revenues are generally affected by premium rates charged by insurance companies in the property and casualty markets and the overall available market capacity. It is management's view that insurance premium pricing is not likely to improve in the foreseeable future. The timing and realization of revenues are also affected by the timing of renewal cycles in different parts of the world and lines of business. This produces a degree of seasonability in the Company's results. Broking revenues for risk management and insurance broking services are the strongest in Continental Europe during the first quarter and the strongest in the U.S. and Asia-Pacific during the fourth quarter. Specialist and reinsurance broking revenues are the strongest in the first and second quarters. Revenues for human resource management consulting are typically strongest in the fourth quarter and weakest in the first quarter.

LIMITATIONS ON PAYMENT OF COMMON STOCK DIVIDENDS. Dividends on the Series B Cumulative Convertible Preferred Stock, $1.00 par value (the "Series B Convertible Preferred Stock"), will reduce the amount of earnings otherwise available for distribution to holders of the Common Stock by approximately $18.5 million in 1996, and increasing to approximately $23 million in 1999, assuming dividends on the Series B Convertible Preferred Shares were to be paid in kind over this period. The holders of the Series B Convertible Preferred Stock also have the right to require the Company to repurchase their shares at specified premium prices if a "Special Event" occurs. This right may tend to deter the Company from engaging in a Special Event, which includes, for example, the declaration or payment of dividends aggregating in excess of (x) cumulatively 25% of earnings in 1996, and (y) cumulatively 50% of earnings thereafter; the disposition by the Company of assets representing 35% or more of the Company's book value or gross revenues; and certain mergers of the Company or any of its principal subsidiaries with or into any other firm or entity involving more than 20% of the total market value of the Company's equity securities. Other Special Events include the acquisition by a third party, with the consent or approval of the Company, of beneficial ownership of securities representing 35% or more of the Company's total outstanding voting power. In addition, no dividends may be declared or paid on the Company's Common Stock, unless an equivalent amount per share is declared and paid on the dividend paying shares associated with the Company's Common Stock equivalents. The Board of Directors will continue to take into consideration the Company's financial performance and projections, as well as the provisions of the Series B Convertible Preferred Stock pertaining to declaration of dividends on Common Stock. These factors, as well as other factors, could affect future decisions of the Board of Directors with respect to the size and timing of dividends and other distributions on the Company's Common Stock and other matters generally affecting the rights of holders of the Common Stock.

DISCONTINUED OPERATIONS. Claims relating to the Company's discontinued operations are expected to develop and be settled over the next twenty to thirty years. These claims are primarily asbestosis, environmental pollution, and latent disease risks in the U.S. which are coupled with substantial litigation expenses. Liabilities stemming from these claims cannot be estimated using conventional actuarial reserving techniques because the available historical experience is not adequate to support the use of such techniques and because case law, as well as scientific standards for measuring the adequacy of site cleanup (both of which have had, and will continue to have, a significant bearing on the ultimate extent of the liabilities) is still evolving. The Company has certain protection against adverse developments of its insurance liabilities through two finite risk contracts issued by a reinsurance company. The amounts recorded for these liabilities represent the Company's best estimate of the probable liabilities within a range of independent actuarial estimates of reasonably probable loss amounts. There is no assurance that future adverse developments may not occur due to variables inherent in the estimation process. Based on independent actuarial estimates of a range of reasonably possible loss amounts, liabilities could exceed recorded amounts by approximately $170 million. However, in the event of such adverse development, based on independent actuarial estimates of payout patterns, up to approximately $130 million of this excess would be recoverable under the finite risk contracts. The Company believes that, based on current estimates, the established total net liabilities of discontinued operations are sufficient to cover its exposures.

CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS. The Company and its subsidiaries are subject to various claims and lawsuits from both private and governmental parties, which include claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services. In some of these cases, the remedies that may be sought or damages claimed are substantial. Additionally, the Company and its subsidiaries are subject to the risk of losses resulting from the potential uncollectibility of insurance and reinsurance balances, claims advances made on behalf of clients, exceeding policy limits, and indemnifications connected with the sales of certain businesses. The Company's contingent liabilities involve significant amounts. While it is not possible to predict with certainty the outcome of such contingent liabilities, the applicability of coverage for such matters under the Company's professional indemnity insurance program or the financial impact of such contingent liabilities on the Company, management presently believes that such impact will not be material to the Company's financial condition. However, it is possible that future developments with respect to these matters could have a material adverse impact on future interim or annual results of operations.

SHAND CONTINGENCIES. During 1995, the Company negotiated the settlements of certain indemnification obligations relating to the 1987 sale of Shand Morahan & Company, Inc., the Company's U.S. underwriting subsidiary. Notwithstanding the settlements, certain of the Company's indemnification provisions under the 1987 agreement are still in effect. As a result, there remains the possibility of substantial exposure under the indemnification provisions of the 1987 agreement although the Company, based on current facts and circumstances, believes that the possibility of a material loss resulting from these exposures is remote.


PROPOSED 1991 TAX ADJUSTMENTS. In 1994, the Company received a Notice of Proposed Adjustment from the Internal Revenue Service (the "IRS") proposing an increase in taxable income for the 1991 year which, if sustained, would result in an additional tax liability, exclusive of interest and penalties, estimated by the Company at $50 million. The proposed adjustment related to intercompany transactions involving the stock of a U.K. subsidiary. On August 6, 1996, the Company received a technical advice memorandum ("TAM"), issued by the IRS National Office, favorable to the Company with respect to these issues.
The Company and its independent tax counsel, White & Case, expect that the IRS District Director's Office will adopt the TAM and will withdraw the proposed adjustment related to this issue. The examination of the Company's 1990 and 1991 federal income tax returns will come to a conclusion with the disposition of this issue. (White & Case's position is based upon the Internal Revenue Code, Treasury regulations, administrative rulings and other applicable authorities as in effect on August 14, 1996, and is subject to the accuracy of facts represented to White & Case concerning the 1991 transaction.) Based upon the favorable TAM relating to the 1991 transactions, the Company does not expect
IRS examiners to take issue with the Company's reporting of a similar series of transactions that occurred in 1993. The IRS commenced its examination of the tax years 1992 through 1994 in July 1996. The potential additional tax liability, exclusive of interest and penalties, associated with the 1993 transactions had been estimated by the Company at $25 million. No provision for any potential liability with respect to the 1991 and 1993 transactions had been made in the consolidated financial statements. The Company believes that its current tax reserves are adequate to cover its tax liabilities. Under the purchase agreement for the Series B Convertible Preferred Stock, the Company has agreed to make certain payments to the purchaser pursuant to an indemnification, limited to $10 million, to cover tax payments and reserves in excess of recorded tax reserves as of March 31, 1994, including the tax matters described above.


FOREIGN CURRENCY TRANSLATION, DERIVATIVE PRODUCTS AND OTHER RISKS. Changes in foreign currency exchange rates and interest rates could significantly impact the Company's interim and annual net consolidated operating income. To reduce the risk of currency exchange fluctuations, the Company utilizes derivative products. The Company enters into foreign exchange contracts primarily to cover exposures that arise at its London-based specialty and reinsurance broking operations. These exposures arise because a significant portion of the revenues of these operations are denominated in U.S. dollars, while their expenses are primarily denominated in U.K. pounds sterling. To hedge this exposure, the Company generally sells U.S. dollars and purchases U.K. pounds sterling. The Company also utilizes foreign exchange options to supplement this activity. In addition, the Company has also entered into interest rate swaps and forward rate agreements as a means to limit the earnings volatility associated with changes in short-term interest rates, primarily in the U.S. and the U.K., on ists existing and anticipated fiduciary investments with maturities of three months or less. These instruments are contractual agreements between the Company and financial institutions which exchange fixed and floating interest rate payments periodically over the life of the agreements without exchanges of the underlying principal amounts. In addition to interest rate swaps and forward rate agreements as part of its interest rate management program, the Company utilizes various types of interest rate options, including caps, collars, floors and interest rate guarantees. As to fluctuations in interest rates, a 1 percent change in worldwide interest rates could affect the Company's annual fiduciary investment income by approximately $8 million; however, the impact is reduced to approximately $7 million in 1996 when the financial hedging instruments are included.

Information Concerning Forward-Looking Statements.

This prospectus and the Company's financial statements incorporated herein by reference contain forward-looking statements. Forward-looking statements are made based upon management's expectations, assumptions, judgments and beliefs concerning future global economic, industry and financial market conditions, and their potential effect upon the Company. There can be no assurance that these future conditions and developments will be in accordance with management's expectations or that the effect of future conditions and developments on the Company will be those anticipated by management.

The Company wishes to caution readers that the assumptions that form the basis for forward-looking statements concerning future financial results, or events or conditions that may affect such results, are based on many factors that are beyond the Company's ability to control or estimate precisely, including future market conditions and the behavior of competitors and other market participants. Among the factors, in addition to other possible factors not listed, that could affect actual results and cause such results to differ materially from those anticipated in such forward-looking statements are the following:

Economic Conditions

The insurance brokerage industry is affected by changes in national, international and local economic conditions as well as in client preferences and spending patterns. Factors such as inflation and changes in worldwide interest rates and monetary fluctuations may affect the Company's clients and the markets in which the Company operates and its ability to finance needed capital expenditures.

Government Regulation and Licensing

The global insurance brokerage industry is affected by the adoption of new, and by changes in, trade, monetary, accounting and fiscal policies, laws and regulations such as trade restrictions and prohibitions, as well as other activities of federal and local governments, agencies and similar organizations. The Company's ability to conduct business may be precluded, temporarily suspended or otherwise adversely affected as a result of any such changes or activities.

In addition, the activities of the Company related to insurance broking and human resource management consulting services are subject to licensing requirements and extensive regulation under the laws of the United States and its states, territories and possessions, as well as the laws of other countries in which the Company's subsidiaries conduct business. These laws and regulations vary from jurisdiction to jurisdiction. The appropriate regulatory authorities generally have wide discretionary authority in adopting, amending and implementing such regulations. In addition, certain of the Company's activities are governed by the rules of the Lloyd's of London insurance market and other similar organizations. Compliance with such licensing and regulatory requirements and the restructuring and reorganization of Lloyd's of London may increase the Company's cost of doing business or change the manner in which the Company is permitted to operate.

Competition

The insurance brokerage industry is intensely competitive with respect to broking commissions, fee growth, personnel and the quality of service provided. There is keen competition within the industry on a local, national and international level, not only to gain new clients but also to retain existing clients. In addition, the Company is subject to loss of business to the growing alternative markets and to loss of personnel to its competitors.

Market Conditions

The insurance brokerage industry is affected by periods of soft pricing and excess market capacity which, in recent years has resulted in a downward pressure on premium rates and intense competition among insurance carriers and brokers for market share. The occurrence of catastrophic events can change loss ratios and, subsequently, pricing, thereby affecting a broker's contingent commissions and overriders. The Company's revenues, expenses and associated hedging programs are also affected by the general level of interest rates and the income earned on fiduciary funds as well as changes in foreign currency exchange rates. The timing of renewal cycles in different parts of the world and lines of business produces seasonality in its results.

Contingencies

The Company's financial results are affected by the costs and other effects of claims and lawsuits from both private and governmental parties, which may include claims and lawsuits in the ordinary course of business, consisting principally of alleged errors and omissions in connection with the placement of insurance and in rendering consulting services, as well as claims relating to the Company's discontinued operations and tax matters, which may affect its operations and administrative expenses. The Company is also subject to the risk of losses from the potential uncollectibility of insurance and reinsurance claims and advances on behalf of clients and indemnifications connected with the sales of certain businesses.

Growth Plans

The Company plans to explore geographical market expansion as well as strategic and niche acquisitions relating to its core business. There can be no assurance that the Company will be able to achieve its growth objectives or consummate any acquisition or joint venture opportunities it may pursue or if a transaction is consummated, what the financial benefit, if any, will be to the Company. Growth in certain markets or products can impact the historical quarterly comparisons of earnings based on insurance renewal cycles.

Restructuring/Cost Saving Efforts

The Company's future earnings will be affected by its ability to effectuate additional internal consolidation and other cost savings initiatives and its investment in new technology, products and personnel.

While the Company periodically reassesses material trends and uncertainties affecting its results of operations and financial condition in connection with its preparation of management's discussion and analysis of results of operations and financial condition contained in its quarterly and annual reports, the Company undertakes no obligation to publicly update or revise any particular forward-looking statement in light of future events.

                                     SUMMARY FINANCIAL INFORMATION



For the years Ended December 31,                     1995       1994       1993        1992       1991
- ------------------------------------------------------------------------------------------------------------

(dollars in millions, except per share amounts)

OPERATING RESULTS:
  Operating Revenues                              $1,282.4   $1,323.9     $1,341.6    $1,369.5    $1,385.1
  Operating Income (Loss)(1)                         122.7      (82.9)        52.3        85.5        16.4
  Other Income (Expenses)(2)                          33.3      (63.9)       (20.4)       17.4       (22.8)
  Income (Loss) from Continuing Operations            89.4     (107.2)        23.6        57.1        (9.5)
  Loss from Discontinued Operations(3)                  --      (28.9)          --      (145.0)         --
  Cumulative Effect of Change in Acounting              --       (2.6)         3.3          --        (2.2)
  Net Income (Loss)                                   89.4     (138.7)        26.9       (87.9)      (11.7)
  Earnings (Loss) Attributable to
    Common Shareholders                               64.0     (153.8)        20.7       (87.9)      (11.7)
- ------------------------------------------------------------------------------------------------------------

PER SHARE INFORMATION:
  Primary Earnings Per Share
    Income (Loss) from Continuing Operations       $  1.44   $  (2.79)    $    .40    $   1.32    $   (.22)
    Loss from Discontinued Operations                   --       (.66)          --       (3.35)         --
    Cumulative Effect of Change in Accounting           --       (.06)         .08          --        (.05)

- ------------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                              $  1.44      (3.51)    $    .48    $  (2.03)    $  (.27)
- ------------------------------------------------------------------------------------------------------------
  Fully Diluted Earnings Per Share:
  Income (Loss) from  Coninuing Operations         $  1.42   $  (2.79)    $    .40          --    $   (.22)
  Loss from Discontinued Operations                     --       (.66)          --       (3.35)         --
  Cumulative Effect of Change in Accounting             --       (.06)         .08    $     --        (.05)
- ------------------------------------------------------------------------------------------------------------
  Net Earnings (Loss)                              $  1.42   $  (3.51)    $    .48    $  (2.03)   $   (.27)
- ------------------------------------------------------------------------------------------------------------
  Cash Dividends Per Common Share                    $0.10   $   .325     $   1.00    $   1.00    $   1.00
- ------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION:
  Total Assets                                    $2,942.4   $2,945.7     $2,793.8    $2,609.6    $2,737.8
  Working Capital                                    251.5      237.6        186.2       191.7       172.6
  Long-Term Debt                                     126.2      132.7        111.8       125.1       169.9
  Stockholders' Equity                               402.6      317.5        276.2       185.5       370.1
- ------------------------------------------------------------------------------------------------------------
OTHER DATA:
  Average Common and Common
    Equivalent Shares Outstanding                     44.6       43.8         43.4        43.2        43.1
  Average Common and Common Equivalent
    Shares Outstanding, Assuming Full Dilution        57.1       43.8         43.4        43.2        43.1
  Cash Dividends Paid: (4)
    Common Stock                                   $   4.4       14.3      $  41.7        40.9        40.6
    Series A. Preferred                                8.3        8.3          6.2          --          --


- ---------------------------

(1) Includes restructuring and special charges of $17.6 million in 1995 and $69 million in 1994, and $45.5 million in 1991.

(2) Includes special charges primarily related to contingency settlements and other indemnity costs of $69.7 million in 1994, $16.5 million in 1992 and $13 million in 1991. Also includes gains on sales of non-core businesses of $30.4 million in 1995, $20.2 million in 1994, $3.9 million in 1993 and $43.8 million in 1992.

(3) Includes $145 million in 1992 relating to an increase in the estimated liabilities under indemnities provided to the purchasers of discontinued business.

(4) Dividends on the Series B Cumulative Convertible Preferred Shares are payable in kind (additional Series B preferred shares) until December 15, 1996 and thereafter, at the Board of Directors' discretion, until December 15, 1999.



                                  RATIO OF EARNINGS TO FIXED CHARGES

 For the years ended December 31,      1995    1994        1993     1992    1991
 Earnings
 --------
 Pre-tax Earnings (Loss)             $156.0   $ (146.8)   $31.9   $102.9   $(6.4)
 Less: Minority Interest               (5.7)      (3.0)    (1.9)    (1.8)   (2.4)
                                    -------   --------    -----    ------   ----
 Adjusted Pre-Tax Earnings (Loss)     150.3     (149.8)    30.0    101.1    (8.8)
                                      -----   --------    -----     -----   ----

 Plus Fixed Charges                    46.5       46.2     44.6     49.8    50.5
                                       ----       ----     ----      ----   ----
 Total Earnings (Loss)               $196.8   $ (103.6)   $74.6   $150.9   $41.7



 Fixed Charges
 -------------
 Interest Expense                     $16.8      $15.6    $13.6    $17.3   $21.6
 Amortization of debt discount          1.8        0.4      0.8      0.7     0.6
 Interest factor in rental expense     27.9       30.2     30.2     31.8    28.3
                                       ----       ----     ----     ----   -----

 Total Fixed Charges                  $46.5      $46.2    $44.6    $49.8   $50.5
                                      -----      -----    -----    -----  ------

 Ratio Earnings(Loss)/Fixed Charges     4.2       (2.2)     1.7      3.0     0.8

 Coverage Deficiency                    N/A     $149.8      N/A      N/A   $ 8.8

- --------------

(1) Earnings to fixed charges have been determined based on continuing operations and have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges are considered to be interest on indebtedness, amortization of debt discount and one-third of rentals, which the Company believes is representative of the interest factor of such rentals.

(2) Earnings for 1991 and 1994 were insufficient to cover fixed charges; the amount of the coverage deficiency was $8.8 million in 1991 and $149.8 million in 1994.

            RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS



For the years ended December 31.       1995      1994      1993      1992      1991
- -----------------------------------------------------------------------------------------------

Earnings
- --------
Pre-tax Earnings (Loss)               $156.0   $ (146.8)   $31.9     $102.9    $  (6.4)
Less: Minority Interest                 (5.7)      (3.0)    (1.9)      (1.8)      (2.4)
                                       -----      -----    -----      -----      -----

Adjusted Pre-Tax Earnings (Loss)       150.3     (149.8)    30.0      101.1       (8.8)
                                     -------     ------    -----      -----       ----

Plus Fixed Charges                      46.5       46.2     44.6       49.8       50.5
                                        ----       ----     ----       ----       ----

Total Earnings (Loss)                 $196.8   $ (103.6)   $74.6     $150.9    $  41.7
                                      ------     ------   ------      -----       ----

Fixed Charges + Preferred Stock Dividends
- -----------------------------------------
Fixed Charges
Interest Expense                      $ 16.8      $15.6    $13.6      $17.3    $  21.6
Amortization of debt discount            1.8        0.4      0.8        0.7        0.6
Interest factor in rental expense       27.9       30.2     30.2       31.8       28.3
                                        ----      -----     ----       ----      -----
Total                                   46.5       46.2     44.6       49.8       50.5
                                        ----      -----     ----       ----      -----

Preferred Dividends                     25.4       15.1      6.2        0.0        0.0
Adj, Pref Stock Dividend
  (Utilized 35% tax rate)               39.1       23.2      9.5        0.0        0.0

Total Fixed Charges + Adj. Pref
  Stock Dividend                      $ 85.6      $69.4    $54.1      $49.8     $ 50.5
                                      ------     ------    -----      -----     ------

Ratio Earnings (Loss)lFixed
  Charges + Adjusted
Preferred Stock Dividend                 2.3       (1.5)     1.4        3.0        0.8

Coverage Deficiency                      N/A     $173.0      N/A        N/A       $8.8


- --------------------


(1) Earnings to fixed charges and adjusted preferred stock dividends have been determined based on continuing operations and have been computed by dividing earnings before income taxes and fixed charges by fixed charges plus adjusted preferred stock dividends. Fixed charges are considered to be interest on indebtedness, amortization of debt discount and one-third of rentals, which the Company believes is representative of the interest factor of such rentals.

(2) Earnings for 1991 and 1994 were insufficient to cover fixed charges; the amount of the coverage deficiency was $173.0 million in 1994 and $8.8 million in 1991.

                                   THE COMPANY


Alexander & Alexander Services Inc. is a holding company which, through its subsidiaries, provides risk management, insurance brokerage and human resource management consulting services on a global basis. It is one of the few organizations capable of providing such services to clients with multinational operations. As at December 31, 1995, the Company had approximately 11,900 employees. The Company was incorporated under the laws of the State of Maryland in 1973 and through predecessor entities has been in business since 1899.

Its clients are primarily commercial enterprises including a broad range of industrial transportation service, financial and other businesses. The Company operates from offices located in more than 80 countries and territories through wholly owned subsidiaries, affiliates and other servicing capabilities. Its international operations represent 53 percent, 48 percent and 46 percent of the Company's consolidated operating revenues for the years ended December 31, 1995, 1994 and 1993, respectively. Based on 1994 revenues, the Company believes that it is the fourth largest insurance broker worldwide and the eighth largest human resource management consultant worldwide.

During 1994, the Board of Directors effected significant changes in the Company's management. In the last half of 1994, new management conducted a thorough worldwide review of the Company's operations, expense structure and business strategy. As a result of this review, new management restructured, to varying degrees, each of the Company's core businesses. During 1995, the Company made certain strategic purchases of businesses, both domestic and international, to complement existing operations. In addition, new offices were opened in Bahrain, Greece, India, Indonesia, Norway, South Africa and Switzerland. The Company will continue to explore geographical market expansion and further industry specialization as well as consider possible niche and substantial strategic acquisitions relating to its core business and other opportunities within the financial services industry.

The Company's principal industry segment is insurance services which includes risk management and insurance services, specialist and reinsurance broking. For each of the years ended December 31, 1995, 1994 and 1993, total revenues contributed by the Company's insurance services segment accounted for 84 percent of its consolidated operating revenues. The Company's extensive services permit it to handle diverse lines of coverage. For the years ended December 31, 1995, 1994 and 1993, the Company's risk management and insurance services operations accounted for approximately 60 percent, 64 percent and 64 percent, respectively, of the Company's consolidated operating revenues. For the years ended December 31, 1995, 1994 and 1993, the Company's combined specialist and reinsurance broking operations accounted for approximately 24 percent, 20 percent and 20 percent, respectively, of the Company's consolidated operating revenues.

For each of the years ended December 31, 1995, 1994 and 1993, total revenues contributed by the Company's human resource management consulting services segment accounted for 16 percent of the Company's consolidated operating revenues.

                                 USE OF PROCEEDS

Except as may be described otherwise in the applicable prospectus supplement, the net proceeds from the sale of the Securities shall be utilized by the Company for general corporate purposes, including without limitation, working capital, capital expenditures, investment in subsidiaries, refinancing of equity and debt securities, possible future business acquisitions and for the repurchase of the Company's securities.


                           DESCRIPTION OF COMMON STOCK


The Company may issue (either separately or together with the Offered Securities) shares of its Common Stock. The Company is authorized to issue up to 200,000,000 shares of Common Stock. As of August 1, 1996 of the 200,000,000 shares of Common Stock authorized for issuance approximately 42,872,383 were outstanding and 36,812,576 shares were reserved for issuance. Reference is made to the prospectus supplement relating to the offered Common Stock (the "Offered Common Stock"), or the Offered Securities convertible or exchangeable for, or exercisable into Common Stock for the terms relevant thereto, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on such other Offered Securities. Common Stock may also be issued upon the exercise of a Common Stock warrant, or issued upon the conversion of other Offered Securities. For further information concerning Common Stock see "Description of Outstanding Capital Stock" below.


                         DESCRIPTION OF PREFERRED STOCK

The Company may issue (either separately or together with other Offered Securities) shares of its Preferred Stock. The Company is authorized to provide for the issuance, in one or more series, of up to 15,000,000 shares of its Preferred Stock, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be adopted by the Board of Directors or a duly authorized committee thereof.


As of August 1, 1996, there were 2,300,000 shares of the Company's $3.625 Series A Convertible Preferred Stock, $1.00 par value (the "Series A Convertible Preferred Stock") outstanding and 4,658,047 shares of the Company's Series B Cumulative Convertible Preferred Stock $1.00 par value (the "Series B Convertible Preferred Stock") outstanding. In addition, as of June 30, 1996 approximately 1,541,953 shares of the Company's Series B Convertible Preferred Stock, have been reserved for potential issuance of dividend-in-kind payments and 2,000,000 shares of Series A Junior Participating Preferred Stock, $1.00 par value (the "Junior Participating Preferred Stock"), have been reserved in connection with the Company's Rights.


The following summary of certain provisions of the Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Articles of Incorporation, the Articles of Amendment and the Articles Supplementary (collectively, the "Charter") relating to the subject Preferred Stock.

The specific terms of (i) any Preferred Stock proposed to be sold pursuant to this prospectus and the accompanying prospectus supplement (the "Offered Preferred Stock") will be described in such prospectus supplement.

If so indicated in the prospectus supplement, the terms of the Offered Preferred Stock may differ from the terms set forth below, except those terms required by the Company's Charter.

Under the Company's Charter, each series of Preferred Stock of the Company will rank on a parity as to dividends and distributions of assets upon liquidation with every other series of Preferred Stock of the Company except the Junior Participating Preferred Stock, when and if issued. The Offered Preferred Stock will, when issued, be fully paid and non-assessable and holders thereof will have no preemptive rights.

Reference is made to the prospectus supplement for the terms of the Offered Preferred Stock, including:

        (1)    The title and stated value of such Preferred Stock.

        (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock.

        (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock.

        (4) The date from which dividends on such Preferred Stock shall accumulate, if applicable.

        (5) The procedures for any auction and remarketing, if any, of such Preferred Stock.

        (6)    The provision for a sinking fund, if any, for such Preferred
               Stock.

        (7)    The provision for redemption, if applicable, of such Preferred
               Stock.

        (8) Whether such Preferred Stock will be convertible into or exchangeable for shares of Common Stock or other Securities of the Company and, if so, the terms and conditions upon which such Preferred Stock will be so convertible or exchangeable, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same).

        (9) Whether such Preferred Stock will be listed on any securities exchange.

       (10)    Whether such Preferred Stock will be issued with any other
               Securities.

       (11) Any other specific terms, preferences or rights of, or limitations or restrictions on, such Preferred Stock.


Subject to the Company's Charter and to any limitations contained in the outstanding Preferred Stock, the Company may issue additional series of Preferred Stock, at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors or any duly authorized committee thereof may determine, all without further action of the stockholders, including holders of then outstanding Preferred Stock of the Company.

If applicable, the prospectus supplement will also set forth information concerning any other Securities offered thereby and a discussion of federal income tax considerations relevant thereto.

DIVIDENDS

Holders of Preferred Stock will be entitled to receive cash dividends, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, at such rate and on such dates as will be set forth in the prospectus supplement. Each dividend will be payable to holders of record as they appear on the stock books of the Company on the record date fixed by the Board of Directors. Dividends, if cumulative, will be cumulative from and after the date set forth in the prospectus supplement.

The Company may not (i) declare or pay dividends other than dividends payable solely in shares of Common Stock, Class A Common Stock, $.00001 par value (the "Class A Stock"), Class C Common Stock, $1.00 par value (the "Class C Stock"), or Class D Common Stock, $1.00 par value (the "Class D Stock"), or other stock of the Company ranking junior as to dividends and as to liquidation preference to the Preferred Stock or make any other distributions on any shares of Common Stock, Class A Stock, Class C Stock or Class D Stock or other stock of the Company ranking junior as to dividends to the Preferred Stock, including Junior Participating Preferred Stock, when and if issued (collectively the "Junior Stock"), or (ii) purchase, redeem or otherwise acquire Junior Stock or set aside funds for such purpose (except (A) in a reclassification or exchange of Junior Stock through the issuance of other Junior Stock or (B) with the proceeds of a reasonably contemporaneous sale of Junior Stock), if there are arrearages in dividends or failure in the payment of the Company's sinking fund or redemption obligations on any of its Preferred Stock and, in the case of (i) above, if dividends in full for the current quarterly dividend period have not been paid or declared on any of its Preferred Stock.

Dividends in full may not be declared or paid or set apart for payment on any series of Preferred Stock unless (i) there are no arrearages in dividends for any past quarterly dividend periods on any series of Preferred Stock and (ii) to the extent that such dividends are cumulative, dividends in full for the current quarterly dividend period have been declared or paid on all Preferred Stock. Any dividends declared or paid when dividends are not so declared, paid or set apart in full will be shared ratably by the holders of all series of Preferred Stock in proportion to such respective arrearages and undeclared and unpaid current quarterly cumulative dividends. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments that may be in arrears.

CONVERSION AND EXCHANGE

If the Offered Preferred Stock will be convertible into or exchangeable for Common Stock or other Securities of the Company, the prospectus supplement will set forth the terms and conditions of such conversion or exchange, including the conversion price or exchange ratio (or the method of calculating the same), the conversion or exchange period (or the method of determining the same), whether conversion or exchange will be mandatory or at the option of the holder or the Company, the events requiring an adjustment of the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of such Preferred Stock. Such terms may also include provisions under which the number of shares of Common Stock or the number or amount of other Securities to be received by the holders of such Preferred Stock upon such conversion or exchange would be calculated according to the market price of the Common Stockor such other Securities as of a time stated in such prospectus supplement.

LIQUIDATION RIGHTS

In the event of any voluntary of involuntary liquidation, dissolution or winding up of the Company, the holders of each series of the Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of any Junior Stock, liquidating distributions in the amount set forth in the prospectus supplement plus all accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock are not paid in full, the holders of Preferred Stock of each series will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. A consolidation or merger of the Company with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Company will not be deemed to be a liquidation, dissolution or winding up of the Company.

REDEMPTION

If so provided in the prospectus supplement, the Offered Preferred Stock will be redeemable in whole or in part at the option of the Company, at the times and at the redemption prices set forth therein.

If dividends on any series of Preferred Stock are in arrears or the Company has failed to fulfill its sinking fund or redemption obligations with respect to any series of Preferred Stock, the Company may not purchase or redeem any shares of Preferred Stock or any other capital stock ranking on a parity with the Preferred Stock as to dividends or upon liquidation, nor permit any subsidiary to do so, without in either case the consent of the holders of at least two-thirds of all shares of Preferred Stock then outstanding; provided, however, that (1) to meet its purchase, retirement or sinking fund obligations with respect to any series of Preferred Stock, the Company may use shares of such Preferred Stock acquired prior to such arrearages or failure of payment; and (2) the Company may complete the purchase or redemption of shares of Preferred Stock for which a contract was entered into for any purchase, retirement or sinking fund purposes prior to such arrearages or failure of payment.

VOTING RIGHTS

Except as indicated below or in the prospectus supplement, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to vote. As used herein, the term "Applicable Preferred Stock" means those series of Preferred Stock to which the provisions described herein are expressly made applicable by resolutions of the Board of Directors of the Company.

If the equivalent of six quarterly dividends payable on any share of any series of Applicable Preferred Stock are in arrears (whether or not such dividends have been declared or such unpaid dividends are consecutive), the number of directors of the Company will be increased by two and the holders of all outstanding series of Applicable Preferred Stock (whether or not dividends thereon are unpaid), voting as a single class without regard to series, will be entitled to elect the two additional directors until four consecutive quarterly dividends are paid or declared and set apart for payment, if such share is non-cumulative, or until all arrearages in dividends and dividends in full for the current quarterly period are paid or declared and set apart for payment, if such share is cumulative, whereupon all voting rights described herein shall be divested from the Applicable Preferred Stock. The holders of Applicable Preferred Stock may exercise their special class voting rights at meetings of the stockholders for the election of directors or at special meetings for the purpose of electing such directors, in either case at which the holders of not less than one-third of the aggregate number of shares of Applicable Preferred Stock are present in person or by proxy.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Preferred Stock will be required (i) for any amendment of the Company's Charter that will adversely affect the powers, preferences or rights of the holders of the Preferred Stock or the holders of the Class D Common Stock or the Common Stock or (ii) to create any class of stock (or increase the authorized number of shares of any class of stock) that will have preference as to dividends or upon liquidation over the Preferred Stock or create any stock or other security convertible into or exchangeable for or evidencing the right to purchase any such stock. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Preferred Stock or a series will be required for any amendment of the Company's Charter that will adversely affect the powers, preferences or rights of Preferred Stock of such series.

                         DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the prospectus supplement relating to such Debt Securities. The prospectus supplement will also set forth a discussion of federal income tax considerations relevant to the Debt Securities offered thereby.

The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), to be entered into between the Company and PNC Bank, N.A. (the "Trustee"), as trustee. The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), to be entered into between the Company and the Trustee, as trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." Copies of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given in the Indentures.

GENERAL

The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. The prospectus supplement will specify the Currency or Currencies in which the Debt Securities are denominated and payable. Unless otherwise specified in the prospectus supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined below) of the Company, as described under "Description of Debt Securities -- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to an offering of Subordinated Debt Securities.

Reference is made to the prospectus supplement relating to the particular Debt Securities offered thereby (the "Offered Debt Securities") which shall set forth whether the Offered Debt Securities shall be Senior Debt Securities or Subordinated Debt Securities, and shall further set forth the following terms of the Offered Debt Securities:

        (1)    The title of the Offered Debt Securities;

        (2) Any limit on the aggregate principal amount of the Offered Debt Securities;

        (3) The Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities are registered on any Regular Record Date;

        (4) The date or dates on which the principal of the Offered Debt Securities will be payable;

        (5) The rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates;

        (6) The Currency or Currencies in which the Debt Securities are denominated and payable, including all interest thereon.

        (7)    Whether the Offered Debt Securities will be secured;

        (8) The place or places where principal of (and premium, if any) and interest, if any, on Offered Debt Securities will be payable;

        (9) If applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed in whole or in part at the option of the Company pursuant to a sinking fund or otherwise;

        (10) If applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part;

        (11) If applicable, the terms of any right to convert or exchange the Offered Debt Securities into other Securities of the Company;

        (12) If other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities will be issuable;

        (13) If the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined;

        (14) The portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof;

        (15) Whether all or any part of the Offered Debt Securities will be issued in the form of a Global Security or Securities and, if so, the depositary for, and other terms relating to, such Global Security or Securities;

        (16) Any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indentures;

        (17) Any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indentures for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series, or any provision that any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series shall not be for the benefit of the Offered Debt Securities, or any combination of such covenants, warranties or provisions;

        (18) Any restriction or condition on the transferability of the Offered Debt Securities;

        (19) Any authenticating or paying agents, registrars, conversion agents or any other agents with respect to the Offered Debt Securities; and

        (20)   Any other terms of the Offered Debt Securities. (Indentures,
               Section 301) Debt Securities may also be issued under the Indentures upon the exercise of Warrants.

Unless otherwise indicated in the prospectus supplement relating thereto, the Offered Debt Securities are to be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000. (Indentures, Section 302) No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Indentures, Section 305)

Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

Since the Company is a holding company, the rights of the Company, and hence the rights of creditors of the Company (including the Holders of the Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of the Company itself as a creditor of such subsidiary may be recognized. Generally, the Debt Securities will be effectively subordinated to all existing and future indebtedness of the Company's operating subsidiaries.

The Indentures do not contain any provisions that limit the ability of the Company or any subsidiary to incur indebtedness or that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or any subsidiary.

The terms of the Company's presently outstanding Long-Term Credit Facility dated as of March 27, 1995, as amended, limit the amount and type of prepayments of existing indebtedness and liens by the Company and require the Company to meet minimum consolidated tangible net worth, maximum leverage and minimum cash flow coverage requirements.

EVENTS OF DEFAULT AND NOTICE THEREOF

Unless otherwise specified in the prospectus supplement, the following events are defined in the Indentures as "Events of Default" with respect to Debt Securities of any series: (a) failure to pay principal (including any sinking fund payment) of, or premium (if any) on, any Debt Security of that series when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (b) failure to pay interest, if any, on any Debt Security of that series when due and such failure continues for a period of 30 days; (c) failure by the Company to perform in any material respect any other covenant in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series of Debt Securities other than that series) which continues for a period of 90 days after written notice to the Company; (d) due to acceleration (which acceleration shall not have been rescinded within 30 days after written notice to the Company) of any indebtedness for borrowed money in a principal amount in excess of $25,000,000 for which the Company or any Principal Subsidiary (as defined) is liable, including Debt Securities of another series, or a default by the Company or any Principal Subsidiary in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $25,000,000 unless such acceleration or default at maturity shall be remedied or cured by the Company or such Principal Subsidiary or rescinded, annulled or waived by the holders of such indebtedness, in which case such acceleration or default at maturity shall not constitute an Event of Default under this provision and any acceleration relating thereto shall be rescinded; and (e) certain events of insolvency, reorganization, receivership or liquidation of the Company. (Indentures, Section 501)

No Event of Default with respect to Debt Securities of a particular series shall necessarily constitute an Event of Default with respect to Debt Securities of any other series. If an Event of Default with respect to Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; provided, however, that under certain circumstances the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may rescind or annul such declaration and its consequences.
(Indentures, Section 502)

Reference is made to the prospectus supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

Subject to Sections 6.01 and 6.02 of the Indenture, the Trustee is not charged with knowledge of any Event of Default unless written notice thereof shall have been given to the Trustee by the Company, the Paying Agent, or any Holder of that series or an agent of any Holder, or as provided with respect to Events of Default under clause (d) above. (Indentures, Section 501) Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal (or premium, if any) or interest, if any) if it considers it in the interest of the Holders of the Debt Securities to do so. (Indentures, Section 602) The Company will be required to furnish to the applicable Trustee annually a statement by certain officers of the Company as to the compliance with all conditions and covenants of the Indentures. (Indentures, Section 1004)

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on such applicable Trustee with respect to the Debt Securities of such series, and to waive certain defaults. (Indentures, Sections 512 and 513)

The Indentures provide that, in case an Event of Default shall occur and be continuing, the applicable Trustee shall exercise such of its rights and powers under the Indentures, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. (Indentures, Section 601). Subject to such provisions, the applicable Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any of the Holders of Debt Securities unless they shall have offered to such Trustee security or indemnity in form and substance reasonably satisfactory to such Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request.
(Indentures, Section 603)

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of the same series shall have made written request, and offered security or indemnity to such Trustee in form and substance reasonably satisfactory to such Trustee, to institute such proceeding as trustee, and such Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Indentures,
Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on such Debt Security on or after the respective due dates expressed in such Debt Security, or of the right to convert such Debt Security in accordance with the Indentures (if applicable). (Indentures, Section 308)
                                              27

MODIFICATION AND WAIVER

Each Indenture provides that from time to time, the Company and the Trustee, without the consent of the Holders of any series of Debt Securities, may amend the Indenture or such series of Debt Securities for certain specified purposes, including curing ambiguities, defects, or inconsistencies and making any such change that does not adversely affect the rights of any Holder of such series of Debt Securities. Modifications and amendments of the Indentures may also be made by the Company and the applicable Trustee, with the consent of the Holders of not less than a majority of aggregate principal amount of each series of the Outstanding Debt Securities issued under the Indentures which is affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of each Holder of such Debt Security affected thereby: (1) change the Stated Maturity of the principal of (or premium, if any) or any installment of principal or interest, if any, on any such Debt Security;
(2) reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such Debt Security or the principal amount due upon acceleration of any Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such Debt Security (if applicable);
(6) reduce the percentage of Holders of Debt Securities necessary to modify or amend the Indentures; (7) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities; or (8) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indentures or for waiver of certain defaults. (Indentures, Section 902)

The holders of at least a majority of the aggregate principal amount of the Outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Indentures and waive any past default under the Indentures, except a default in the payment of principal (or premium, if any), or interest (if any) or in the performance of certain covenants. (Indentures, Sections 907 and 513)

DEFEASANCE AND COVENANT DEFEASANCE

The Indentures provide that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to any series of such Debt Securities (including, in the case of Subordinated Debt Securities, the provisions described under "Subordinated Debt Securities" herein and except for the obligations to exchange or register the transfer of such Debt Securities to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, and to hold monies for payments in trust) ("defeasance"), or (B) to be released from its obligations with respect to such Debt Securities concerning the restrictions described under "Limitations on Liens on Common Stock of Principal Subsidiaries" and "Consolidation, Merger and Sale of Assets" and any other covenants applicable to such Debt Securities (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" herein), which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described and notice thereof in clauses (c) and (d) under "Events of Default and Notice Thereof" (with respect to covenants subject to covenant defeasance) shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the applicable Trustee (or other qualifying trustee), in trust for such purpose, of money and U.S. Government Obligations (as defined) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may only be established if, among other things, (i) the Company has delivered to the applicable Trustee (A) in the case of defeasance, an Opinion of Counsel (as defined) stating that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or
(2) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in case of either (1) or (2) to the effect that the Holders of such Securities will not recognize a gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur or (B) in the case of covenant defeasance, an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (ii) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit and (iii) in the case of Subordinated Debt Securities, (x) no default in the payment of principal of (or premium, if any) or interest, if any, on any Senior Debt beyond any applicable grace period shall have occurred and be continuing, or (y) no other default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in the acceleration of such Senior Debt. (Indentures, Article Thirteen) The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under Clause (B) above. In the event the Company omits to comply with its remaining obligations with respect to such Debt Securities under the Indentures after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may, in certain circumstances, be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default; however, the Company will remain liable in respect of such payments. (Indentures, Article Thirteen)

LIMITATION ON LIENS ON COMMON STOCK OF PRINCIPAL SUBSIDIARIES

Except as set forth below, so long as any of the Senior Securities or the Subordinated Debt Securities (as the case may be) remains outstanding, the Company will not, and will not permit any Principal Subsidiary to, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance in the nature of a lien ("Lien") on any shares of the Common Stock of a Principal Subsidiary, which Common Stock is owned by the Company or by a Principal Subsidiary, without effectively providing that such Debt Securities, and, if the Company so elects, any other indebtedness for borrowed money of the Company ranking senior to or on a parity with such Debt Securities, shall be secured equally and ratably with, or prior to, such indebtedness so long as such indebtedness shall be so secured unless after giving effect thereto, the aggregate amount of all such secured indebtedness of the Company and its Subsidiaries would not exceed 15% of the Consolidated Tangible Net Worth of the Company and its Subsidiaries as reflected on the Company's most recently prepared quarterly balance sheet; provided, however, that this covenant shall not apply to, and there shall be excluded from secured indebtedness in any computation under this covenant, indebtedness for borrowed money secured by: (i) Liens existing on the date of the Indenture; (ii) Liens on any shares of common stock of any corporation existing at the time such corporation becomes a Principal Subsidiary or merges into or consolidates with the Company or any Principal Subsidiary; (iii) Liens on shares of common stock of any Person existing at the time of acquisition thereof by the Company or any Principal Subsidiary; (iv) Liens to secure the financing of the acquisition, construction or improvement of property, or the acquisition of shares of stock, by the Company or any Principal Subsidiary if such Liens are created not later than one year after such acquisition, or in the case of property, completion of construction or commencement of commercial operation, whichever is later, (v) Liens in favor of the Company or any Subsidiary; (vi) Liens required by or in favor of governments or agencies thereof including those to secure progress, advance or other payments pursuant to any contract or provision of any statute;
(vii) Liens in the nature of rights of set-off or bankers' liens pursuant to any contract or statute; and (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements) as a whole or in part of any Lien referred to in the foregoing clauses (i) to (vii) inclusive; provided, further that (a) such extension, renewal or replacement Lien shall be limited to all or a part of the same shares of stock that secured the Lien extended, renewed or replaced and (b) the indebtedness secured by such Lien at such time is not increased. (Indentures, Section 1005) See "General" above.

"Principal Subsidiary" means any Subsidiary of the Company which at the time of determination has, (A) assets which, as of the date of the Company's most recently prepared quarterly consolidated balance sheet, constituted at least 15% of the Company's total assets on a consolidated basis as of such date, or (B) revenues for the 12-month period ending on the date of the Company's most recently prepared quarterly consolidated statement of income which constituted at least 15% of the Company's total revenues on a consolidated basis for such period or (C) net earnings for the 12-month period ending on the date of the Company's most recently prepared quarterly consolidated statement of income which constituted at least 15% of the Company's total net earnings on a consolidated basis for such period.
(Indentures, Section 101)

"Consolidated Tangible Net Worth" means, at any date, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and its Subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles consistently applied (subject to normal year-end adjustments and except to the extent an inconsistency results from compliance with new financial accounting standards with which the Company's independent public accountants concur), less (a) the total liabilities appearing on such balance sheet and (b) intangible assets. For this purpose, "intangible assets" means the value (net of any applicable reserves), as shown on or reflected in such balance sheet, of (i) all trade names, trademarks, licenses, patents, copyrights and goodwill; (ii) organizational and development costs; and (iii) unamortized debt discount and expense, less unamortized premium; but (iv) excludes deferred policy acquisition costs and deferred income tax assets.

For purposes of the Indentures, "Common Stock" means, with respect to the Company, its common capital stock, and with respect to any Principal Subsidiary, stock of any class, however designated, except stock which is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and shall include securities of any class, however designated, which are convertible into such Common Stock. (Indentures, Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

The Company may not consolidate with or merge into any other Person or sell its property and assets as, or substantially as, an entirety to any Person and may not permit any Person to merge into or consolidate with the Company unless (i) either the Company will be the resulting or surviving entity or any successor or purchaser is a corporation, partnership or trust organized under the law of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. (Indentures, Section 801)

CONVERSION RIGHTS

The terms on which Debt Securities of any series may be convertible or exchangeable into Common Stock or other Securities of the Company will be set forth in the prospectus supplement relating thereto. Such terms shall include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company or the securities of another corporation as the case may be, to be received by the holders of Debt Securities would be calculated according to the market price of Common Stock or other securities of the Company as of a time stated in the Prospectus Supplement. (Indentures, Article Twelve)

SUBORDINATION OF DEBT SECURITIES

Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subordinated Debt Securities.

The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Subordinated Indenture, Section 1502)

By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not Holders of Senior Debt may recover less, ratably, than Holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Subordinated Indenture, Section 1503)

No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Subordinated Indenture, Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

"Debt" means (without duplication and without regard to any portion of principal amount that has not accrued and to any interest component thereof (whether accrued or imputed) that is not due and payable) with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; (vi) the maximum fixed redemption or repurchase price of redeemable stock of such Person at the time of mandatory redemption and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

"Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include (i) the Subordinated Debt Securities or (ii) the Debt referred to in clause (vi) of the definition of Debt.

The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt. The indebtedness under the Company's presently outstanding Credit Facility constitutes Senior Debt. At March 15, 1996 Senior Debt outstanding aggregated approximately $218 million.

The prospectus supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

GLOBAL SECURITIES

The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee for such Depositary and except in the circumstances described in the applicable prospectus supplement. (Indentures, Sections 204 and
305)

The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security and a description of the Depositary will be contained in the applicable prospectus supplement.

THE TRUSTEE

Each Indenture contains limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the applicable Indenture it is a creditor of the Company. The Trustee is a lender under the Company's Long-Term Credit Facility. See "The Company." At March 15, 1996, the Trustee's portion of the outstanding indebtedness thereunder was approximately $3,125,000 and is committed to lending thereunder up to $12,500,000.

The applicable Trustee or its affiliates may act as depositary for funds of, make loans to and perform other services for, or may be a customer of, the Company in the ordinary course of business.

GOVERNING LAW

The Indentures are governed by and shall be construed in accordance with the laws of the State of New York, but without regard to principles of conflicts of laws.


                         DESCRIPTION OF COMMON WARRANTS

         The Company may issue (either separately or together with other Offered Securities) Common Warrants to purchase Common Stock (the "Offered Common Warrants"). The Common Warrants will be issued under warrant agreements (each a "Common Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Common Warrant Agent"). A Copy of the forms of Common Warrant Agreement have been filed as exhibits to the registration statement. The following summary of certain provisions of the Common Warrant Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Common Warrant Agreement, including the definitions of certain topics.

          GENERAL

          Reference is made to the prospectus supplement for the terms of the Offered Common Warrants, including:
     (1)  The title and aggregate number of such Common Warrants.
     (2) The number of shares of Common Stock that may be purchased upon exercise of each such Common Warrant; the price, or the manner of determining the price, at which such shares may be purchased upon such exercise; if other than cash, the property and manner in which the exercise price may be paid; and any minimum number of such Common Warrants that are exercisable at any one time.
     (3) The time or times at which, or period or periods in which, such Common Warrants may be exercised and the expiration date of such Common Warrants.
     (4)  The terms of any right of the Company to redeem such Common Warrants.
     (5) The terms of any right of the Company to accelerate the exercise of such Common Warrants upon the occurrence of certain events.
     (6) Whether such Common Warrants will be sold with any other Offered Securities.
     (7) The date, if any, on and after which such Common Warrants and such Offered Securities will be separately transferable.
     (8)  Any other terms of such Common Warrants.

If applicable, the prospectus supplement will also set forth information concerning any other Securities offered thereby and a discussion of federal income tax considerations relevant thereto.

Certificates representing Common Warrants (the "Common Warrant Certificates") will be exchangeable for new Common Warrant Certificates of different denominations. No service charge will be made for any permitted transfer or exchange of Common Warrant Certificates, but the Company may require payment of any tax or other governmental charge payable in connection therewith. Common Warrants may be exercised at the corporate trust office of the Common Warrant Agent or any other offices indicated in the prospectus supplement.

EXERCISE OF COMMON WARRANTS

Each Offered Common Warrant will entitle the holder thereof to purchase such number of shares of Common Stock at the exercise price set forth in, or calculable from, the prospectus supplement relating to such Offered Common Warrants. After the close of business on the applicable expiration date, unexercised Common Warrants will become void.

Offered Common Warrants may be exercised by payment to the Common Warrant Agent of the exercise price and by delivery to the Common Warrant Agent of the related Common Warrant Certificate, with the reverse side thereof properly completed. Offered Common Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt by the Common Warrant Agent, within five business days thereafter, of the Common Warrant Certificate or Certificates evidencing such Offered Common Warrants. Upon receipt of such payment and the properly completed Common Warrant Certificates at the corporate trust office of the Common Warrant Agent or such other office acceptable to the Common Warrant Agent, the Company will, as soon as practicable, deliver the shares of Common Stock purchased upon such exercise. If fewer than all of the Offered Common Warrants represented by any Common Warrant Certificate are exercised, a new Common Warrant Certificate will be issued for the unexercised Offered Common Warrants. The holder of an Offered Common Warrant will be required to pay any tax or other governmental charge that may be imposed in connection with any transfer involved in the issuance of Common Stock purchased upon such exercise.

MODIFICATIONS

The Common Warrant Agreement and the terms of the Offered Common Warrants may be modified or amended by the Company and the Common Warrant Agent, without the consent of any holder, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that the Company deems necessary or desirable and that will not materially and adversely affect the interests of the holders of the Offered Common Warrants.

COMMON WARRANT ADJUSTMENTS

The terms and conditions on which the exercise price of and/or the number of shares of Common Stock covered by an Offered Common Warrant are subject to adjustment will be set forth in the Common Warrant Agreement and the prospectus supplement. Such terms will include provisions for adjusting the exercise price and/or the number of shares of Common Stock covered by such Offered Common Warrant; the events requiring such adjustment; the events upon which the Company may, in lieu of making such adjustment, make proper provisions so that the holder of such Offered Common Warrant, upon exercise thereof, would be treated as if such holder had exercised such Offered Common Warrant prior to the occurrence of such events; and provisions affecting exercise in the event of certain events affecting the Common Stock.

NO RIGHTS AS STOCKHOLDERS

Holders of Common Warrants are not entitled, by virtue of being such holders, to vote, consent or receive notice as stockholders of the Company in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or exercise any other rights whatsoever as stockholders of the Company.


                          DESCRIPTION OF DEBT WARRANTS

The Company may issue (either separately or together with other Offered Securities) Debt Warrants to purchase the underlying Debt Securities (the "Offered Debt Warrants"). Such Debt Warrants will be issued under warrant agreements (each a "Debt Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Debt Warrant Agent"), all as shall be set forth in the prospectus supplement. A copy of the forms of Debt Warrant Agreement have been filed as an exhibit to the registration statement. The following summary of certain provisions of the Debt Warrant Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Debt Warrant Agreement including the definitions of certain terms.

GENERAL

Reference is made to the prospectus supplement for the terms of the Offered Debt Warrants, including the following:

        (1)    The title and aggregate number of such Debt Warrants.
        (2) The title, rank, aggregate principal amount and terms of the underlying Debt Securities purchasable upon exercise of such Debt Warrants.
        (3) The principal amount of the underlying Debt Securities that may be purchased upon exercise of each such Debt Warrant, and the price, or the manner of determining the price, at which such principal amount may be purchased upon such exercise.
        (4) The time or times at which, or period or periods in which, such Debt Warrants may be exercised and the expiration date of such Debt Warrants.

        (5)    The terms of any right of the Company to redeem such Debt
               Warrants.
        (6) Whether certificates evidencing such Debt Warrants ("Debt Warrant Certificates") will be issued in registered or bearer form, and, if registered, where they may be transferred and exchanged.
        (7) Whether such Debt Warrants are to be issued with any Debt Securities or any other Securities.
        (8) The date, if any, on and after which such Debt Warrants and such Debt Securities or other Securities will be separately transferable.
        (9)    Any other terms of such Debt Warrants.


If applicable, the prospectus supplement will also set forth information concerning any other Securities offered thereby and a discussion of federal income tax considerations relevant thereto.

Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations. No service charge will be made for any permitted transfer or exchange of Debt Warrant Certificates, but the Company may require payment of any tax or other governmental charge payable in connection therewith. Debt Warrants may be exercised and exchanged, and Debt Warrants in registered form may be presented for registration or transfer at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement.

EXERCISE OF DEBT WARRANTS

Each Offered Debt Warrant will entitle the holder thereof to purchase such amount of underlying Debt Securities at the exercise price set forth in, or calculable from, the prospectus supplement relating to such Offered Debt Warrants. After the close of business on the applicable expiration date, unexercised Debt Warrants will become void.

Debt Warrants may be exercised by payment to the Debt Warrant Agent of the applicable exercise price and by delivery to the Debt Warrant Agent of the related Debt Warrant Certificate, with the reverse side thereof properly completed. Debt Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt by the Debt Warrant Agent, within five business days thereafter, of the Debt Warrant Certificate or Certificates evidencing such Debt Warrants. Upon receipt of such payment and the properly completed Debt Warrant Certificates at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement, the Company will, as soon as practicable, deliver the amount of the underlying Debt Securities purchased upon such exercise. If fewer than all of the Debt Warrants represented by any Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the unexercised Debt Warrants. The holder of a Debt Warrant will be required to pay any tax or other governmental charge that may be imposed in connection with any transfer involved in the issuance of Underlying Debt Securities purchased upon such exercise.

MODIFICATIONS

The Debt Warrant Agreement and the terms of the Offered Debt Warrants may be modified or amended by the Company and the Debt Warrant Agent, without the consent of any holder, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner that the Company deems necessary or desirable and that will not materially and adversely affect the interests of the holders of the Offered Debt Warrants.

NO RIGHTS AS HOLDERS OF UNDERLYING DEBT SECURITIES

Holders of Debt Warrants are not entitled, by virtue of being such holders, to payments of principal of (or premium, if any) or interest, if any, on the related Underlying Debt Securities or to exercise any other rights whatsoever as holders of the Underlying Debt Securities.


                    DESCRIPTION OF OUTSTANDING CAPITAL STOCK

Pursuant to the Company's Charter, it has authorized capital stock of 292,000,000 shares of five classes consisting of 200,000,000 shares of Common Stock, par value $1.00 ("Common Stock"); 26,000,000 shares of Class A Common Stock, par value $.00001 ("Class A Stock"), 11,000,000 shares of Class C Common Stock, par value $1.00 ("Class C Stock"), 40,000,000 shares of Class D Common Stock, par value $1.00 ("Class D Stock"); and 15,000,000 shares of Preferred Stock, par value $1.00 ("Preferred Stock").


On August 1, 1996 there were outstanding (a) 42,872,383 shares of Common Stock,
(b) employee stock options to purchase an aggregate 5,970,447 shares of Common Stock (of which options to purchase an aggregate 2,599,438 shares of Common Stock were exercisable), (c) 1,811,120 shares of Class A Stock, (d) 357,151 shares of Class C Stock, (e) no shares of Class D Stock, (f) 2,300,000 shares of the Series A Convertible Preferred Stock, (g) 4,658,047 shares of Series B Convertible Preferred Stock and (h) no shares of Junior Participating Preferred Stock. Rights to purchase Junior Participating Preferred Stock have been distributed to the holders of the Common Stock, Class A Stock and Class C Stock.

The following descriptions and the descriptions contained in "Description of Common Stock" and "Description of Preferred Stock" are summaries, and reference is herein made to the detailed provisions of the following documents, instruments and agreements copies of which are filed as exhibits to the Registration Statement and are incorporated herein by reference:

     (1)  Amended and Restated Articles of Incorporation of the Company.
     (2) Articles of Amendment, dated July 15, 1994, to the Articles of Incorporation of the Company.
     (3) Articles Supplementary of the Company, dated March 18, 1993 relating to the $3.625 Series A Convertible Preferred Stock.
     (4) Articles Supplementary of the Company, dated July 15, 1994 relating to the 8% Series B Cumulative Convertible Preferred Stock.
     (5) Article Supplementary of the Company, dated July 15, 1994 relating to the Series A Junior Participating Preferred Stock.
     (6) Rights Agreement dated as of June 11, 1987 between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent, as amended and restated on March 28, 1990, as amended by Amendment No. 1 on April 21, 1992, Amendment No. 2 on June 6, 1994, Amendment No. 3 on July 15, 1994, and Amendment No. 4 on November 16, 1995, pursuant to which shares of the Junior Participating Preferred Stock are issuable under certain circumstances.
     (7) Form of Trust Agreement dated as of June 11, 1987, amended and restated as of March 28, 1990, between the Company and Montreal Trust Company of Canada, as successor to The Canada Trust Company.
     (8) Stock Purchase and Sale Agreement dated as of June 6, 1994, between the Company and American International Group, Inc. ("AIG").
     (9) Amendment No. 1, dated as of November 10, 1994 to the Stock Purchase and Sale Agreement between the Company and AIG.
     (10) Amendment No. 2, dated March 16, 1995, to the Stock Purchase and Sale Agreement between the Company and AIG.

         COMMON STOCK CLASSES. The Company has four classes of common stock -- Common Stock, Class A Stock, Class C Stock and Class D Stock. Each holder of the Common Stock, Class A Stock and Class C Stock is entitled to one vote for each share held on all matters voted upon by the stockholders of the Company, including the election of directors. In certain instances, however, holders of the

Class A and Class C Stock vote as a group. Holders of the Class D Stock are not entitled to vote, except that the Company's Charter cannot be amended so as to adversely affect the holders of the Class D Stock without the approval of the holders of two-thirds of such shares then outstanding. The Common Stock, Class A Stock, Class C Stock and Class D Stock do not have pre-emptive or conversion rights or cumulative voting rights for the election of directors and there are no redemption or sinking fund provisions applicable thereto.

Subject to the provisions of Maryland law, dividends on the Common Stock and the Class D Stock (when and if issued) may be declared and paid by the board of directors. Neither the Class A Stock nor the Class C Stock have dividend rights; however, associated with each share of Class A Stock is a dividend paying share (RSC Class 1 Share) issued by Reed Stenhouse Companies Limited, a Canadian subsidiary of the Company, and associated with each share of Class C Stock is a dividend paying (U.K. Dividend Share) issued by Alexander & Alexander Services UK plc, a U.K. subsidiary of the Company. No dividends may be declared or paid on the Common Stock, unless an equivalent amount per share is declared and paid on the RSC Class 1 Shares and the UK Dividend Shares. Accordingly, the Company's ability to pay dividends is limited by the amounts payable to the Canadian and U.K. subsidiaries for such purposes. At December 31, 1995 these amounts approximate Canadian $96.5 million or $70.9 million, assuming certain solvency tests are met under Canadian law and 127 million pounds sterling or $199.6 million. In the event sufficient earnings are not available in the Canadian or U.K. subsidiary to pay dividends the Company's legal structure allows it to make earnings or capital available in those subsidiaries to pay dividends.

Holders of the Common Stock, Class C Stock and Class D Stock are entitled to receive ratably, upon liquidation of the Company, all remaining assets available for distribution to stockholders after satisfaction of the Company's liabilities and the preferential rights of any Preferred Stock which may then be outstanding. Holders of the Class A Stock are not entitled to receive any dividends or liquidating or other distributions with respect to such shares from the Company, but are entitled to receive in respect of their associated RSC Class 1 Shares an amount in Canadian dollars equivalent to the U.S. dollar amount to be paid on the Common Stock.

The shares on the Class C Stock are convertible at any time into, and shares of RSC Class 1 Shares are exchangeable at any time (and the Class A Stock is concurrently redeemable), for fully paid, non-assessable shares of Common Stock on the basis of one share of Common Stock for each share of Class C Stock or RSC Class 1 Share (subject to adjustment). In addition, upon the happening of certain events, the Company can require such conversion. Shares of the Series B Convertible Preferred Stock are convertible into Class D Stock, at a conversion price of $17 per share (subject to adjustment). The Class D Stock (when and if issued) may be exchanged for Common Stock, at anytime on a share-for-share basis, provided, however, that no person is entitled to acquire Common Stock upon such exchange if after giving effect thereto such person has more than 9.9 percent of the combined voting power of the common stock voting shares then outstanding, absent certain events. The Common Stock, Class A Stock, Class C Stock and Class D Stock have customary anti-dilution provisions.

The Common Stock is listed on the New York and London stock exchanges. In the United States, the Company's transfer agent and registrar is First Chicago Trust Company of New York. In London, the Company's transfer agent and registrar is The R-M Trust Company. In Canada the Company's transfer agent and registrar is Montreal Trust Company of Canada. The RSC Class 1 Shares are traded on the Toronto and Montreal stock exchanges and the Class C Stock is traded on the London Stock exchange.

PREFERRED STOCK SERIES. The Company has one class of Preferred Stock which can be issued in one or more series with full or limited voting rights, with the rights of each series to be determined by the Board of Directors before each issuance. The Company currently has authorized three series of Preferred Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock and Junior Participating Preferred Stock.

SERIES A CONVERTIBLE PREFERRED STOCK. Holders of the Series A Convertible Preferred Stock are entitled to receive cumulative cash dividends at an annual rate of $3.625 per share, payable quarterly in arrears. The Series A Convertible Preferred Stock has priority as to dividends over the Company's common capital stock. The shares are convertible into Common Stock at a conversion price of $31.875 per share (subject to adjustments). The Series A Convertible Preferred Stock may be redeemed by the Company on or after March 22, 1997, at $52.18 per share until March 14, 1998 and declining ratably annually to $50 per share on or after March 15, 2003, plus accrued and unpaid dividends. The Series A Convertible Preferred Stock is non-voting, except as provided by law, and except that, among other things, holders will be entitled to vote as a separate class with other series of outstanding Preferred Stock to elect a maximum of two directors if the equivalent of six or more quarterly dividends of the Series A Convertible Stock is in arrears. With respect to dividend rights and rights of liquidation, dissolution and winding up, the Series A Convertible Preferred Stock ranks senior to all classes of common capital stock and to the Junior Participating Preferred Stock (when and if issued) and pari passu to the Series B Convertible Preferred Stock. The liquidation preference for the Series A Convertible Preferred Stock is $50 per share.

SERIES B CONVERTIBLE PREFERRED STOCK. Holders of the Series B Convertible Preferred Stock are entitled to receive dividends at a rate of 8% per annum payable quarterly in arrears. Until December 15, 1996, dividends on the Series B Convertible Preferred Stock are payable in kind and thereafter, at the election of the Company's board of directors either in cash or in kind until December 15,

1999. The Series B Convertible Preferred Stock has the same dividend rights, voting rights and rights of liquidation, dissolution and winding up as the Series A Convertible Preferred Stock. In addition, however, following the occurrence of a Specified Corporate Action (as defined in the Company's Charter) holders of the Series B Convertible Preferred Stock also have the right to vote as a class with the holders of the Common Stock and the Class D Stock on all matters as to which the holders of Common Stock are entitled to vote. A Specified Corporate Action is defined generally as an action by the Company that would permit a change in control and certain related events. For the purposes of such vote, the holders of the Series B Convertible Preferred Shares will be deemed holders of that number of shares of Class D Stock into which such shares would then be convertible.

The Series B Convertible Preferred Stock may be redeemed in whole or in part by the Company after December 15, 1999, so long as after that date the Common Stock has traded 30 consecutive trading days on the New York Stock Exchange at a price in excess of 150 percent of the then effective conversion price. The redemption price is $54 per share until December 14, 2000, declining ratably annually to $50 per share on or after December 14, 2006, plus accrued and unpaid dividends. All redemptions are to be made pro-rata.

Holders of Series B Convertible Preferred Stock have the right to require the Company to purchase all or any part of the Series B Convertible Preferred Stock then held by such holders upon the occurrence of a Special Event. A Special Event consists of actions solely within the control of the Company and includes the declaration or payments of dividends aggregating in excess of cumulatively 25 percent of earnings in 1996, and cumulatively 50 percent of earnings thereafter; the disposition by the Company of assets representing 35 percent or more of the Company's book value or gross revenues; certain mergers or consolidations of the Company or any of its principal subsidiaries with or into any other firm or entity involving 20 percent or more of the total market value of the Company's equity securities; and repurchases and redemptions of the Company's securities (other than the Company's Series B Convertible Preferred Stock) in excess of net proceeds to the Company from the sale of stock (less amounts expended for repurchases and redemptions of the Company's preferred shares). Other Special Events include the acquisition by a third party, with the consent or approval of the Company, of beneficial ownership of securities representing 35 percent or more of the Company's total outstanding voting power. The repurchase price in the event of a Special Event is $72.06 per share, plus in each case accrued and unpaid dividends. The approximately 13,431,000 shares of Common Stock issuable upon the ultimate conversion of the Series B Convertible Preferred Shares represent approximately 23 percent of the aggregate number of voting shares outstanding after giving effect to such issuance. If dividends on the Series B Convertible Preferred Stock are paid in kind for the full five year period permitted, approximately 18,077,000 shares of Common Stock will be issuable upon such exchange, representing approximately 29 percent of the total number of voting shares outstanding after giving effect to such issuance.

JUNIOR PARTICIPATING PREFERRED STOCK. Each share of Junior Participating Preferred Stock (when and if issued) will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Junior Participating Preferred Stock will have 100 votes, voting together with the Company's common voting shares. In the event of any merger, consolidation or other transaction in which voting shares are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The Junior Participating Preferred Stock shares have customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Junior Participating Preferred Stock, the value of the one one-hundredth interest in a share of Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Shares of Junior Participating Preferred Stock purchasable upon exercise of the Rights will not be redeemable.


                            ANTITAKEOVER RESTRICTIONS

PREFERRED SHARE PURCHASE RIGHTS. The Company has a Shareholder Rights Plan (the "Rights Plan") designed to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without offering a fair price to all stockholders.

Under the terms of the Rights Plan, adopted in July 1987 and as amended, one preferred share purchase right (a "Right") accompanies each share of outstanding Common Stock, Class A Stock, Class C Stock and Class D Stock. Each Right entitles the holder thereof to purchase one one-hundredth of a share of Junior Participating Preferred Stock.

The Rights become exercisable only following the public announcement by the Company that a person or group (i) has acquired beneficial ownership of 20 percent or more of the Company's voting shares or (ii) has commenced a tender or exchange offer that if consummated would result in the ownership of 20 percent or more of such voting shares. Under such circumstances, if the Rights become exercisable, each holder will be entitled to purchase at the then-current exercise price, that number of Junior Participating Preferred Stock equal to twice the exercise price of the Right. If the Company is subsequently acquired, each right will entitle the holder to purchase at the then-current exercise price, stock of the surviving company having a market value of twice the exercise price of one right. In addition, if a person or group acquires more than 20 percent, but less than 50 percent, of the Company's common voting shares, the Board of Directors may exchange each Right for one one-hundredth of a share of Junior Participating Preferred Stock. Rights beneficially owned by a holder of 20 percent or more of the voting shares become void once such holder passes the 20 percent threshold. The Rights, which expire on July 6, 1997, are redeemable by the Board of Directors prior to becoming exercisable at a redemption price of $.01 per Right.

In June 1994, the Board of Directors amended the Rights Plan so that the initial acquisition of the Series B Convertible Preferred Stock, the acquisition of the Class D Stock upon conversion of the Series B Convertible Preferred Stock, the acquisition of Common Stock upon exchange of the Class D Stock, or permitted acquisitions by the purchaser, its affiliates or any transferee thereof of the Company's securities will not cause the Rights to become exercisable. In addition, on November 16, 1995, the Rights Plan was amended to provide for modifications of the definitions of Acquiring Person and Distribution Date to raise from 15 percent to 20 percent the percentage of stock ownership needed to cause a person to become an Acquiring Person or to cause a Distribution Date to occur (as such capitalized terms are defined in the Rights Agreement).

MARYLAND BUSINESS COMBINATION LAW. The Maryland Business Combination Law prohibits any "Business Combination" (as defined generally to include a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation (such as the Company) and any "Interested Stockholder" (defined generally as any person that, directly or indirectly, beneficially owns 10 percent or more of the outstanding voting stock of the corporation) for a period of five years after the date the person becomes an Interested Stockholder. After such five year period, a Business Combination between a Maryland corporation and such Interested Stockholder is prohibited unless either certain "fair price" provisions are complied with or the Business Combination Law restrictions do not apply to a Business Combination with an Interested Stockholder if such Business Combination is approved by a resolution of the board of directors of the corporation adopted prior to the date on which the Interested Stockholder became such.


            GENERAL DIVIDEND RESTRICTIONS ON OUTSTANDING CAPITAL STOCK

All dividends of a Maryland Corporation are authorized by its board of directors, without stockholder approval, unless otherwise specified in its charter. Pursuant to the Company's Charter, no dividends may be issued on the Common Stock, unless concurrent dividends are declared on shares of Class A Stock, Class C Stock and Class D Stock outstanding. In addition, under Maryland General Corporation Law Section 2-311, the Board of Directors of the Company may not declare or pay dividends to holders of any class of the Company's Capital Stock if, after giving effect to such distribution, (1) the Company would be unable to pay its debts as they become due in the usual course; or (2) the Company's total assets would be less than the sum of its liabilities plus the dissolution preference of the holders of any class or series of preferred stock issued and outstanding. The Company currently has issued and outstanding Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. Pursuant to the Company's Charter, however, the aggregate liquidation preference on the Series B Convertible Preferred Stock will not be counted as a liability. In addition, the Company's Long-Term Credit Facility contains provisions requiring the maintenance of a minimum consolidated tangible net worth.


                              PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to or through underwriters or dealers, and also may sell the Offered Securities directly to one or more other purchasers or through agents.

The prospectus supplement sets forth the terms of the offering of the particular series of Offered Securities to which such prospectus supplement relates, including (i) the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such series of Offered Securities, (ii) the initial public offering or purchase price of such series of Offered Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from the Company and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to the Company and (vi) the securities exchanges, if any, on which such series of Offered Securities will be listed.

Unless otherwise set forth in the prospectus supplement relating to a particular series of Offered Securities, the obligations of the underwriters to purchase such series of Offered Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Offered Securities will be obligated to purchase all of the Offered Securities of such series allocated to it if any such Offered Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The Offered Securities may be offered and sold by the Company directly or through agents designated by the Company from time to time. Unless otherwise indicated in the applicable prospectus supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Offered Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), of the Offered Securities so offered and sold. The Offered Securities also may be sold to dealers at the applicable price to the public set forth in the prospectus supplement relating to a particular series of Offered Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

Underwriters, dealers and agents may be entitled, under agreement entered into with the Company, to indemnification by the Company against certain civil liabilities under the Securities Act.

If so indicated in the prospectus supplement relating to a particular series of Offered Securities, the Company will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase Offered Securities of such series from the Company pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Such delayed delivery contracts will generally provide that delayed delivery and payment are for the sole convenience of the purchaser; that the purchase thereunder of securities is to be regarded in all respects as a purchase as of the date of the delayed delivery contract; that the obligation of the Company to make delivery of and accept payment for, and the obligation of the purchaser to take delivery of and make payment for, securities on the delivery date(s) shall be subject only to the conditions that (1) investment in the securities shall not at Delivery Date(s) be prohibited under the laws of any jurisdiction in the United States to which the purchaser is subject and (2) the Company shall have sold to the underwriters the total -- principal amount -- number of shares -- of the securities less the -- principal amount -- number of shares -- thereof covered by this and other similar delayed delivery contracts. The purchaser will be required to represent that its investment in the securities is not, as of the date thereof, prohibited under the laws of any jurisdiction to which the purchaser is subject and which governs such investment.


                                  LEGAL MATTERS

The legality of the Shares is being passed upon by Albert A. Skwiertz, Jr., Esq., Senior Vice President and General Counsel of the Company. Mr. Skwiertz owns 1,666 shares directly of the Company's Common Stock, and holds options for 43,500 shares of Common Stock. In addition, 1,646 shares of Common Stock are attributed to Mr. Skwiertz's account under the Company's Thrift Plan.



                                     EXPERTS

The financial statements and financial statement schedules incorporated in this prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the registration fee.

        SEC registration fee------------------------------$86,207
        Printing and engraving expenses-------------------$15,000 Legal fees and expenses--------------------------$125,000
        Fees of accountants-------------------------------$40,000
        Fees of trustee-----------------------------------$14,000
        Rating agency fees--------------------------------$70,000
        Miscellaneous-------------------------------------$20,000

               Total-------------------------------------$370,207
                                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 2-418 of the Maryland General Corporation Law establishes provisions whereby a Maryland corporation may indemnify any director or officer, made party to an action or proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such action or proceeding unless it is proved that the director or officer (i) acted in bad faith or with active and deliberate dishonesty, (ii) actually received an improper personal benefit in money, property or services or
(iii) in the case of a criminal proceeding had reasonable cause to believe that his act was unlawful. However, if the proceeding is a derivative suit in favor of the corporation, indemnification may not be made if the individual is adjudged to be liable to the corporation. In no case may indemnification be made until a determination has been reached that the director or officer has met the applicable standard of conduct. Indemnification for reasonable expenses is mandatory if the director or officer has been successful on the merits or otherwise in the defense of any action or proceeding covered by the indemnification statute. The statute also provides for indemnification of directors and officers by court order. The indemnification provided or authorized in the indemnification statute does not preclude a corporation from extending other rights (indemnification or otherwise) to directors and officers.

The Company's Bylaws provide for indemnification of any person who is serving or has served as a director or officer of the Company, against all liabilities and expenses incurred in connection with any action, suit or proceeding arising out of such service to the full extent permitted under Maryland law.

The Company currently maintains policies of insurance under which the Company and the directors and officers of the Company are insured, within the limits of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which directors and officers of the Company are parties by reason of being or having been such directors or officers.


ITEM 16.  LIST OF EXHIBITS.

The following exhibits are filed with this Registration Statement:

                                  EXHIBIT INDEX**

EXHIBIT
- -------

     1.1  Proposed form of underwriting agreement.
     2    Not applicable.
     4.1  Proposed form of Senior Indenture between the Company and PNC Bank,
          N.A.
     4.2 Proposed form of Subordinated Indenture between the Company and PNC Bank, N.A.
     4.3  Proposed form of Common Stock Warrant Agreement.
     4.4 Proposed form of Common Stock Warrant Agreement (for warrants sold alone).
     4.5  Proposed form of Debt Warrant Agreement.
     4.6 Proposed form of Debt Securities Warrant Agreement (for warrants sold alone).
    *4.7 Rights Agreement dated as of June 11, 1987, amended and restated as of March 27, 1990, between the Company and First Chicago Trust Company of New York, formerly Morgan Shareholder Services Trust Company, as Rights Agent (incorporated herein by reference to the Company's Registration Statement on Form 8-A filed with the Commission on June 19, 1987, as amended by Amendment No. 1 dated April 21, 1992, Amendment No. 2 dated June 6, 1995, Amendment No. 3 dated July 15, 1994, and Amendment No. 4 dated November 16, 1995.
    *4.8 Form of Trust Agreement dated as of June 11, 1987, amended and restated as of March 28, 1990, between the Company and Montreal Trust Company of Canada, as successor to The Canada Trust Company. (incorporated herein by reference to Registration Statement on Form 8-A filed with the Commission on June 19, 1987, as amended)
  ***5.1 Opinion of Counsel of Albert A. Skwiertz, Jr., Esq., Senior Vice President and General Counsel of the Company.
     8.1  Not applicable.

    12.1 The Company and consolidated subsidiaries computation of ratio of earnings before fixed charges.
    12.2 The Company and consolidated subsidiaries computation of ratio of earnings to fixed charges and preferred stock dividends
    15.1  Not applicable.
 ***23.1  Consent of Deloitte & Touche LLP.
 ***23.2 Consent of Albert A. Skwiertz, Jr., Esq., Senior Vice President and General Counsel of the Company included in Exhibit 5.1.
 ***23.3  Consent of White & Case
    24.1 Power of Attorney is included in the Signature Page contained in Part II of the Registration Statement dated August 14, 1996.
    25.1 Statement of eligibility of PNC Bank, N.A. under the Trust Indenture Act of 1939 on Form T-1.
    26    Not applicable.
    27    Financial Data Schedule.
    28    None. 99 None. ----------


   * Incorporated by reference
  ** Except as noted, all exhibits are previously filed.
 *** Filed herewith


ITEM 17.  UNDERTAKINGS

The undersigned Registrant undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act; (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Exchange Act that are incorporated in the Registration Statement. (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (3) To remove from registration by means of a post-effective amendment any of the Shares being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby further undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act

(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, and, where interim financial information to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned Registrant hereby further undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

The undersigned Registrant hereby further undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by itself is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby further undertakes that: (1) for the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; (2) for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES
                                   ----------



        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of August, 1996.



                       ALEXANDER & ALEXANDER SERVICES INC.


                       By:
                          /s/ Frank G. Zarb
                          ------------------
                          Frank G. Zarb Chairman of the Board,
                          Chief Executive Officer, President and Director


                                POWER OF ATTORNEY


        KNOW ALL MEN BY THESE PRESENTS, that each of the officers and directors whose signature appears below constitutes and appoints Frank G. Zarb and Edward
F. Kosnik, and each of them, their true and lawful attorneys and agents, with full power of substitution each with power to act alone, to sign and execute on behalf of the undersigned any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them acting singly, full power and authority to do and perform each and every act and thing necessary and requisite to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys and agents or their or his substitutes, shall do or cause to be done by virtue hereof.


        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on August 14, 1996 by the following persons in the capacities indicated.

Name                               Title
- ----                               -----



/s/ Frank G. Zarb               Chairman of the Board, Chief Executive Officer,
Frank G. Zarb                   President and Director



/s/ Edward F. Kosnik            Senior Executive Vice President, Chief Operating
Edward F. Kosnik                Officer, Chief Financial Officer and Director




/s/ Richard P. Sneeder, Jr.     Vice President and Controller
Richard P. Sneeder, Jr.
  By Power of Attorney



/s/ Robert E. Boni              Director
Robert E. Boni
  By Power of Attorney



/s/ W. Peter Cooke              Director
W. Peter Cooke
  By Power of Attorney



/s/ E. Gerald Corrigan          Director
E. Gerald Corrigan
  By Power of Attorney



/s/ Joseph L. Dionne            Director
Joseph L. Dionne
  By Power of Attorney



/s/ Gerald R. Ford              Director
Gerald R. Ford
  By Power of Attorney

/s/ Peter C. Godsoe             Director
Peter C. Godsoe
  By Power of Attorney



/s/ Angus M.M. Grossart         Director
Angus M.M. Grossart
  By Power of Attorney



/s/ Maurice H. Hartigan, II     Director
Maurice H. Hartigan, II
  By Power of Attorney



/s/ James B. Hurlock            Director
James B. Hurlock
  By Power of Attorney



/s/ Ronald A. Iles              Deputy Chairman of the Board
Ronald A. Iles                  and Director
  By Power of Attorney



/s/ Vincent R. McLean           Director
Vincent R. McLean
  By Power of Attorney



/s/ James D. Robinson III       Director
James D. Robinson III
  By Power of Attorney



/s/ H. Furlong Baldwin, II      Director
H. Furlong Baldwin, II
  By Power of Attorney



/s/ Frank G. Zarb               Attorney-in-Fact for the
Frank G. Zarb                   signing Officers and Directors



/s/ Edward F. Kosnik            Attorney-in-Fact for the
Edward F. Kosnik                signing Officers and Directors

                                  EXHIBIT INDEX**


EXHIBIT                           DESCRIPTION
- -------                           -----------


    1.1         Proposed form of underwriting agreement.
    2           Not applicable.
    4.1         Proposed form of Senior Indenture between the Company and PNC
                Bank, N.A.
    4.2         Proposed form of Subordinated Indenture between the Company and PNC Bank, N.A.
    4.3         Proposed form of Common Stock Warrant Agreement.
    4.4         Proposed form of Common Stock Warrant Agreement (for warrants sold alone).
    4.5         Proposed form of Debt Warrant Agreement.
    4.6         Proposed form of Debt Securities Warrant Agreement (for
                warrants sold alone).
   *4.7         Rights Agreement dated as of June 11, 1987, amended and
                restated as of March 27, 1990, between the Company and First
                Chicago Trust Company of New York, formerly Morgan Shareholder
                Services Trust Company, as Rights Agent (incorporated herein by reference to the Company's Registration Statement on Form
                8-A filed with the Commission on June 19, 1987, as amended by
                Amendment No. 1 dated April 21, 1992, Amendment No. 2 dated
                June 6, 1995, Amendment No. 3 dated July 15, 1994, and
                Amendment No. 4 dated November 16, 1995.
   *4.8         Form of Trust Agreement dated as of June 11, 1987, amended and restated as of March 28, 1990, between the Company and
                Montreal Trust Company of Canada, as successor to The Canada
                Trust Company. (incorporated herein by reference to
                Registration Statement on Form 8-A filed with the Commission on
                June 19, 1987, as amended)
 ***5.1         Opinion of Counsel of Albert A. Skwiertz, Jr., Esq., Senior
                Vice President and General Counsel of the Company.
    8.1         Not applicable.
   12.1         The Company and consolidated subsidiaries computation of ratio of earnings before fixed charges.
   12.2         The Company and consolidated subsidiaries computation of ratio of earnings to fixed charges and preferred stock dividends
   15.1         Not applicable.
***23.1         Consent of Deloitte & Touche LLP.
***23.2         Consent of Albert A. Skwiertz, Jr., Esq., Senior Vice President
                and General Counsel of the Company included in Exhibit 5.1.
***23.3         Consent of White & Case
   24.1         Power of Attorney is included in the Signature Page contained in Part II of the Registration Statement dated August 14, 1996.
   25.1         Statement of eligibility of PNC Bank, N.A. under the Trust
                Indenture Act of 1939 on Form T-1.
   26           Not applicable.
   27           Financial Data Schedule.
   28           None.
   99           None.


- ----------

   * Incorporated by reference
  ** Except as noted, all exhibits are previously filed
 *** Filed herewith